			FEDERAL INSURANCE COMPANY
			Endorsement No.:	6
			Bond Number:	82179465
NAME OF ASSURED: SPECIAL OPPORTUNITIES FUND, INC.

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	September 3, 2010
	to	12:01 a.m. on	September 30, 2011

This Endorsement applies to loss discovered after 12:01 a.m. on September 3, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 13, 2011

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

RESOLVED, that the Fund's fidelity bond coverage be extended with Federal Insurance Company in the amount of $525,000 through September 30, 2011;

FURTHER RESOLVED, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the aggregate assets of the Fund to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets and the nature of the securities held by the Fund;

FURTHER RESOLVED, that subject to the ratification of the Board, the officers of the Fund be, and hereby are, authorized to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the Investment Company Act of 1940; and

FURTHER RESOLVED, that any officer of the Fund is authorized to make any and all payments and do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolution.

FURTHER RESOLVED, that any officer of the Fund is authorized and directed to make filings and to give the notices required by the Fund by Rule 17g-1 under the 1940 Act.

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The premium of $148 will be paid for the period from September 3, 2011 through September 30, 2011.